CALIBRE MINING CORP.
Suite 1250 – 999 W. West Hastings Street
Vancouver, British Columbia, Canada, V6C 2W2

NEWS RELEASE

CALIBRE COMPLETES OWNERSHIP OF CYBELE RESOURCES INC.

September 17, 2007	TSX-V: CXB

Vancouver, British Columbia: Robert D. Brown, President and CEO of Calibre Mining Corp. (TSX-V: CXB) (the “Company” or “Calibre”) is pleased to announce the Company has completed the acquisition from the minority shareholders of Cybele Resources (Australia) Pty Ltd. (“Cybele”) of their 3.7% interest in Cybele. Calibre now owns 100% of the issued and outstanding common shares of Cybele.

The parties entered into a share exchange agreement whereby Calibre issued 442,000 common shares in exchange for 2,210,000 Cybele common shares.

Calibre Mining Corp. is a TSX Venture Exchange listed company (TSX.V: CXB) that is focused on the acquisition, exploration and development of gold and copper deposits from around the Pacific Rim. In addition to the on-going exploration programs in Australia, Calibre is continuing to advance the Pt. Leamington gold-zinc massive sulphide deposit in Newfoundland, Canada.

Calibre Mining Corp.

Signed “Robert Brown”

Robert D. Brown, B.Sc., MBA
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements including but not limited to those with respect to the price of gold, silver or copper, potential mineralization, reserve and resource determination, exploration results, and future plans and objectives of the Company involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Calibre Mining Corp. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.